NO ACT

PE
12-22-10


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
ON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005647

January 24, 2011

Alan L. Dye
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004


Received SEC
JAN 24 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-24-11

Re: General Dynamics Corporation
Incoming letter dated December 22, 2010

Dear Mr. Dye:

This is in response to your letters dated December 22, 2010 and January 10, 2011 concerning the shareholder proposal submitted to General Dynamics by John Chevedden. We also have received letters from the proponent dated December 28, 2010 and January 11, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Dynamics Corporation
Incoming letter dated December 22, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of General Dynamics' outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting. The proposal specifically seeks to allow a number of shareholders to be part of the 10% to call a special meeting.

We are unable to concur in your view that General Dynamics may exclude the proposal under rule 14a-8(i)(10). We note that the proposal specifically seeks to allow shareholders to call a special meeting if they own, in the aggregate, 10% of the company's outstanding common stock, whereas General Dynamics' bylaw requires a special meeting to be called at the request of a group of shareholders only if the group owns, in the aggregate, at least 25% of General Dynamics' outstanding voting stock. We are therefore unable to conclude that the bylaw adopted by General Dynamics substantially implements the proposal. Accordingly, we do not believe that General Dynamics may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
General Dynamics Corporation (GD)
Special Meeting Topic at 10%
John Chevedden

Ladies and Gentlemen:

This further responds to the December 22, 2010 request to block this rule 14a-8 proposal.

The company does not have a lone 10%-holder. Thus it is necessary to have 25% of the voting power to call a special meeting. It is completely useless that the company has a 2009 provision for a lone shareholder with a 10% holding to be able to call a special meeting. The company does not even claim that it ever had a lone 10%-holder. This proposal asks for 10% of the holders of the outstanding common stock to call a special meeting.

The company facetiously claims that there is nothing to prevent a lone stockholder from spending $2.6 billion in order to make use of the current weak special meeting provision.

There is no lone shareholder who can use the narrow company 10%-threshold provision adopted in 2009 – plus the company has a $26 billion market capitalization. It is incredulous for a company with a $26 billion market capitalization to claim in effect that is just as easy to organize the holders of 25% of company stock ($6.25 billion) to call a special meeting as it is to organize 10% of holders ($2.6 billion).

The company provides no opinion from a proxy solicitor to support its position. The company claims that the difference between a 25%-threshold and a 10%-threshold is a minor respect.

The company has provided no precedent of any company ever obtaining no action relief from a 10%-threshold proposal, that already had a 25%-threshold, and intended to keep the 25%-threshold.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Julie Aslaksen <jaslakse@generaldynamics.com>

[GD: Rule 14a-8 Proposal, November 2, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board. This included that a number of shareholders can be part of the 10% to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley. Our management took advantage of a broker letter technicality to prevent shareholders from voting on this special meeting proposal topic at the 2010 annual meeting. Reference: *General Dynamics Corporation* (January 27, 2010).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay. The total executive pay of $36 million for Nicholas Chabraja did not include the nearly $28 million of accumulated benefits under the pension plans that were distributed in January 2010.

In July 2009 Nicholas Chabraja was paid nearly $9 million "in lieu of future corporate aircraft usage, reimbursement for office support and administrative support, reimbursement for moving expenses and applicable tax gross-up to which he was entitled."

Nell Minow, who chaired The Corporate Library said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

Director James Crown had 23-years tenure (independence concern), served on our 3 most important board committees, including chairmanship of our Nomination Committee, and received our highest negative votes. Plus he was our Lead Director.

George Joulwan, Paul Kaminski, Nicholas Chabraja and James Crown had 12 to 23-years long tenure – an independence concern. Plus they held 5 seats on our most important board committees.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

January 10, 2011

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: General Dynamics Corporation – Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We are writing in response to the Proponent's letter to the staff dated December 28, 2010, in which the Proponent expresses disagreement with our view that General Dynamics (the "Company") may exclude the Proponent's proposal (the "Proposal") from its 2011 proxy materials on the ground that the Proposal has been substantially implemented.

As described in our letter of December 22, 2010, the Proposal requests that the board of directors take action to permit holders of 10% or more of the Company's common stock to call a special meeting of stockholders. The Company's bylaws, however, already require the board to call a special meeting upon the request of a single holder of 10%, or a group holding 25%, of the voting power of the Company's outstanding capital stock. Accordingly, as noted in our prior letter, the Company's bylaws already achieve the essential objective of the Proposal: to allow stockholders to call a special meeting of stockholders.

The Proponent's objection to the Company's exclusion of the Proposal appears to be based on his assertion that the Company does not currently have a single stockholder who owns 10% or more of the Company's common stock. Even if the Company does not, now or in the future, have a single stockholder who can require the Company to call a special meeting of stockholders, nothing in the Company's bylaws prevents a stockholder from achieving sufficient ownership to do so. Moreover, a group of minority stockholders holding a significant ownership interest and acting collectively can call a special meeting of stockholders. Thus, the Proponent's

\\\DC - 061467/000067 - 3189115 v5

letter fails to address the point of our prior letter—that the Company's bylaws already address the essential objective of the Proposal.

For these reasons, we renew our request that the staff concur in our view or, alternatively, confirm that the staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 proxy materials.

Sincerely,



Alan L. Dye

cc: Gregory Gallopoulos
General Dynamics Corporation
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
General Dynamics Corporation (GD)
Special Meeting Topic at 10%
John Chevedden

Ladies and Gentlemen:

This responds to the December 22, 2010 request to block this rule 14a-8 proposal.

According to the attached list of major holders the company does not have a lone 10%-holder. Thus it is necessary to have 25% of the voting power to call a special meeting. It is completely useless that the company has a 2009 provision for a lone shareholder with a 10% holding to be able to call a special meeting. The company does not even claim that it ever had a lone 10%-holder. This proposal asks for 10% of the holders of the outstanding common stock to call a special meeting.

There is no lone shareholder who can use the narrow company 10%-threshold provision adopted in 2009 – plus the company has a $26 billion market capitalization according to another attachment. It is incredulous for a company with a $26 billion market capitalization to claim in effect that is just as easy to organize the holders of 25% of company stock to call a special meeting as it is to organize 10% of holders.

The company has provided no precedent of any company ever obtaining no action relief from a 10%-threshold proposal, that already had a 25%-threshold, and intended to keep the 25%-threshold.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Julie Aslaksen <jaslakse@generaldynamics.com>



General Dynamics Corp. (GD)

At 4:02PM EST: 71.02 ↓0.08 (0.11%)




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Major Holders

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Breakdown

% of Shares Held by All Insider and 5% Owners:	1%
% of Shares Held by Institutional & Mutual Fund Owners:	79%
% of Float Held by Institutional & Mutual Fund Owners:	79%
Number of Institutions Holding Shares:	731

Major Direct Holders (Forms 3 & 4)

Holder	Shares	Reported
CHABRAJA NICHOLAS D	782,655	Dec 14, 2010
GOODMAN CHARLES H	187,937	Mar 4, 2009
JOHNSON JAY L	150,768	Dec 7, 2010
HALL CHARLES M	131,050	Mar 4, 2010
SAVNER DAVID A	119,875	Dec 16, 2009

Top Institutional Holders

Holder	Shares	% Out	Value*	Reported
Longview Asset Management, LLC	33,384,132	8.84	2,096,857,330	Sep 30, 2010
Capital Research Global Investors	25,142,300	6.66	1,579,187,863	Sep 30, 2010
Capital World Investors	14,490,800	3.84	910,167,148	Sep 30, 2010
VANGUARD GROUP, INC. (THE)	13,769,849	3.65	864,890,496	Sep 30, 2010
STATE STREET CORPORATION	13,096,583	3.47	822,596,378	Sep 30, 2010
BlackRock Institutional Trust Company, N.A.	12,513,255	3.31	785,957,546	Sep 30, 2010
WELLINGTON MANAGEMENT COMPANY, LLP	9,835,095	2.60	617,742,316	Sep 30, 2010
MARSICO CAPITAL MANAGEMENT, LLC	9,395,168	2.49	590,110,502	Sep 30, 2010
HARRIS ASSOCIATES L.P.	9,078,536	2.40	570,222,846	Sep 30, 2010
EATON VANCE MANAGEMENT	7,606,523	2.01	477,765,709	Sep 30, 2010

Top Mutual Fund Holders

Holder	Shares	% Out	Value*	Reported
GROWTH FUND OF AMERICA INC	12,481,400	3.30	783,956,734	Sep 30, 2010
INVESTMENT COMPANY OF AMERICA	11,238,300	2.98	705,877,623	Sep 30, 2010
OAKMARK EQUITY AND INCOME FUND	8,000,000	2.12	502,480,000	Sep 30, 2010
AMCAP FUND	4,365,000	1.16	274,165,650	Sep 30, 2010
VANGUARD TOTAL STOCK MARKET INDEX FUND	3,537,018	0.94	222,160,100	Sep 30, 2010
VANGUARD 500 INDEX FUND	3,458,963	0.92	217,257,466	Sep 30, 2010
EATON VANCE LARGE CAP VALUE PORTFOLIO	3,250,000	0.86	204,132,500	Sep 30, 2010
VANGUARD/WELLINGTON FUND INC.	3,114,100	0.82	173,984,767	Aug 31, 2010

General Dynamics Corp. (GD)

At 4:02PM EST: **71.02** ↓0.08 (0.11%)


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Key Statistics

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Data provided by Capital IQ, except where noted.

Valuation Measures	
Market Cap (intraday)[5]:	26.83B
Enterprise Value (Dec 29, 2010)[3]:	28.19B
Trailing P/E (ttm, intraday):	10.98
Forward P/E (fye Dec 31, 2011)[1]:	10.02
PEG Ratio (5 yr expected)[1]:	1.40
Price/Sales (ttm):	0.85
Price/Book (mrq):	1.98
Enterprise Value/Revenue (ttm)[3]:	0.89
Enterprise Value/EBITDA (ttm)[3]:	6.42

Financial Highlights	
Fiscal Year	
Fiscal Year Ends:	Dec 31
Most Recent Quarter (mrq):	Oct 3, 2010
Profitability	
Profit Margin (ttm):	7.90%
Operating Margin (ttm):	12.03%
Management Effectiveness	
Return on Assets (ttm):	7.80%
Return on Equity (ttm):	19.90%
Income Statement	
Revenue (ttm):	31.76B
Revenue Per Share (ttm):	82.82
Qtrly Revenue Growth (yoy):	3.80%
Gross Profit (ttm):	5.63B
EBITDA (ttm):	4.39B
Net Income Avl to Common (ttm):	2.52B
Diluted EPS (ttm):	6.47
Qtrly Earnings Growth (yoy):	13.60%
Balance Sheet	
Total Cash (mrq):	1.84B
Total Cash Per Share (mrq):	4.88
Total Debt (mrq):	3.20B
Total Debt/Equity (mrq):	23.59
Current Ratio (mrq):	1.30

Trading Information	
Stock Price History	
Beta:	1.30
52-Week Change[3]:	3.60%
S&P500 52-Week Change[3]:	11.75%
52-Week High (Apr 26, 2010)[3]:	79.00
52-Week Low (Aug 27, 2010)[3]:	55.46
50-Day Moving Average[3]:	68.33
200-Day Moving Average[3]:	63.84
Share Statistics	
Avg Vol (3 month)[3]:	1,947,870
Avg Vol (10 day)[3]:	1,248,830
Shares Outstanding[5]:	377.74M
Float:	325.02M
% Held by Insiders[6]:	0.70%
% Held by Institutions[6]:	78.80%
Shares Short (as of Nov 30, 2010)[3]:	3.85M
Short Ratio (as of Nov 30, 2010)[3]:	2.10
Short % of Float (as of Nov 30, 2010)[3]:	1.10%
Shares Short (prior month)[3]:	4.07M
Dividends & Splits	

[GD: Rule 14a-8 Proposal, November 2, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board. This included that a number of shareholders can be part of the 10% to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley. Our management took advantage of a broker letter technicality to prevent shareholders from voting on this special meeting proposal topic at the 2010 annual meeting. Reference: *General Dynamics Corporation* (January 27, 2010).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay. The total executive pay of $36 million for Nicholas Chabraja did not include the nearly $28 million of accumulated benefits under the pension plans that were distributed in January 2010.

In July 2009 Nicholas Chabraja was paid nearly $9 million "in lieu of future corporate aircraft usage, reimbursement for office support and administrative support, reimbursement for moving expenses and applicable tax gross-up to which he was entitled."

Nell Minow, who chaired The Corporate Library said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

Director James Crown had 23-years tenure (independence concern), served on our 3 most important board committees, including chairmanship of our Nomination Committee, and received our highest negative votes. Plus he was our Lead Director.

George Joulwan, Paul Kaminski, Nicholas Chabraja and James Crown had 12 to 23-years long tenure – an independence concern. Plus they held 5 seats on our most important board committees.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]


Hogan
Lovells

Rule 14a-8(i)(10)

December 22, 2010

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: General Dynamics Corporation – Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of General Dynamics Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2011 annual meeting of stockholders a stockholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent"). We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2011 proxy materials in reliance on Rule 14a-8(i)(10).

A copy of the Proposal and the Proponent's supporting statement, together with related correspondence received from the Proponent, are attached as Exhibit 1.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments are simultaneously being sent to the Proponent.

\\\DC - 061467/000067 - 3175637 v3

The Company currently intends to file definitive copies of its proxy materials with the Commission on or about March 18, 2011.

THE PROPOSAL

The Proposal requests that the Company's stockholders approve the following resolution:

"RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call special shareowner meetings."

BASIS FOR EXCLUSION

Rule 14a-8(i)(10) – The Proposal Has Been Substantially Implemented by the Company

Rule 14a-8(i)(10) allows a company to exclude a stockholder proposal if the company has substantially implemented the proposal. A proposal may be excluded under Rule 14a-8(i)(10) where the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (March 28, 1991). This standard has consistently led the staff to agree that, in order for a proposal to be "substantially implemented," a company must have implemented only the essential objectives of the proposal, and need not have implemented each and every aspect of the proposal. See, e.g., *Sun Microsystems, Inc.* (August 28, 2008); *ConAgra Foods* (July 3, 2006).

The Proposal seeks to allow a holder of 10% of the Company's outstanding common stock, or a group of stockholders holding more than 10% of the Company's outstanding stock, to call a special meeting of stockholders. On February 4, 2009, the Company's board of directors adopted an amendment to the Company's bylaws to permit stockholders to call a special meeting of stockholders (the "Bylaw Amendment"). A copy of the Bylaw Amendment is attached as Exhibit 2. The Bylaw Amendment requires the Company's board of directors to call a special meeting of stockholders upon the request of either a single stockholder holding at least 10%, or one or more stockholders holding at least 25%, of the combined voting power of the Company's then-outstanding shares of capital stock. The Company's board of directors has the discretion to determine whether to proceed with the special meeting if some requesting stockholders revoke the request for the meeting, and the remaining stockholders hold less than the required amount of the Company's voting power. Although the Proposal and the Bylaw Amendment differ regarding the ownership required for a group of stockholders to be able to call a special meeting of stockholders, the Bylaw Amendment substantially implements the Proposal because it addresses the essential objectives of the Proposal (i.e., the ability of stockholders to call a special meeting).

The staff has routinely permitted companies to exclude a proposal where the company's actions have addressed the underlying objectives of the proposal, even though the exact proposal is not implemented. For example, in 2009, the staff permitted the Company to exclude nearly the same proposal, also submitted by the Proponent, based on the Company's adoption of the Bylaw Amendment. See *General Dynamics Corp.* (February 6, 2009). In that case, the proposal requested that the Company's board of directors amend the bylaws and each appropriate governing document to permit holders of 10% of the Company's common stock to call special stockholder meetings. The staff agreed with the Company that the Bylaw Amendment substantially implemented the proposal.

Similarly, the staff in another instance permitted a company to exclude a proposal seeking to permit stockholders to call a special meeting of stockholders, with no restrictions, where the company had amended its bylaws to allow holders of at least 25% of the company's outstanding stock to call a special meeting of stockholders. See *Borders Group, Inc.* (March 11, 2008). In that case the staff concurred in the company's view that the proposal had been substantially implemented, notwithstanding that the bylaw adopted by the company contained a restriction on the ability of stockholders to call a special meeting (i.e., a minimum stock ownership level). Similarly, in *Johnson & Johnson* (February 19, 2008), the staff allowed the company to exclude a proposal that sought to give holders of a "reasonable percentage" of the company's stock the power to call a special meeting, where the company proposed to adopt a bylaw amendment that would give holders of 25% of the company's outstanding stock the power to call a special meeting. As in *Borders* and *Johnson & Johnson*, while the Bylaw Amendment differs somewhat from the Proposal, the Company's bylaw addresses the essential objectives of the Proposal, namely the ability of stockholders to call a special meeting.

A stockholder should not be permitted to revise a proposal in minor respects year after year in an effort to have it deemed substantially different from the stockholder's prior proposal, with the result being that the new proposal will be deemed not to have been substantially implemented. The Proponent's objective was achieved in 2009, when the Company adopted the Bylaw Amendment. It would be an abuse of the Rule 14a-8 process to allow the Proponent to revise his initial proposal, which the Company substantially implemented, to force a stockholder vote on yet another variation of his special meetings proposal.

For the foregoing reasons, we believe the Company has substantially implemented the Proposal and that the Proposal therefore may be excluded under Rule 14a-8(i)(10).

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials pursuant to Rule 14a-8 (i)(10). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,



Alan L. Dye

cc: Greg Gallopoulos
General Dynamics Corporation
John Chevedden

Enclosures

Exhibit 1

Copy of the Proposal and Correspondence

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jay L. Johnson
Chairman of the Board
General Dynamics Corporation (GD)
2941 Fairview Park Dr Ste 100
Falls Church VA 22042
Phone:
Fax:

Dear Mr. Johnson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 2, 2010
Date

cc: Greg Gallopoulos
Corporate Secretary
FX:
Julie Aslaksen <>

[GD: Rule 14a-8 Proposal, November 2, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board. This included that a number of shareholders can be part of the 10% to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley. Our management took advantage of a broker letter technicality to prevent shareholders from voting on this special meeting proposal topic at the 2010 annual meeting. Reference: *General Dynamics Corporation* (January 27, 2010).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay. The total executive pay of $36 million for Nicholas Chabraja did not include the nearly $28 million of accumulated benefits under the pension plans that were distributed in January 2010.

In July 2009 Nicholas Chabraja was paid nearly $9 million "in lieu of future corporate aircraft usage, reimbursement for office support and administrative support, reimbursement for moving expenses and applicable tax gross-up to which he was entitled."

Nell Minow, who chaired The Corporate Library said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

Director James Crown had 23-years tenure (independence concern), served on our 3 most important board committees, including chairmanship of our Nomination Committee, and received our highest negative votes. Plus he was our Lead Director.

George Joulwan, Paul Kaminski, Nicholas Chabraja and James Crown had 12 to 23-years long tenure – an independence concern. Plus they held 5 seats on our most important board committees.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Personal and Workplace Investing

Mail. P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917



November 2, 2010

John R. Chevedden
Via facsimile *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records, Mr. Chevedden has continuously owned no less than 100,000 shares of Boeing Co. (CUSIP: 097023105), 300,000 shares of Edison Int'l (CUSIP: 281020107), 200,000 shares of General Dynamics (CUSIP: 369550108), 100,000 shares of Honeywell Int'l Inc. (CUSIP: 438516106), 100,000 shares of Lockheed Martin Corp. (CUSIP: 539830109) and 200,000 shares of Paccar Inc. (CUSIP: 693718108) since July 1, 2009. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W284374-01NOV10

<u>Exhibit 2</u>

Bylaw Provision Concerning Special Stockholder Meetings

GENERAL DYNAMICS

AMENDED AND RESTATED BYLAWS

of

GENERAL DYNAMICS CORPORATION
(As amended effective February 4, 2009)

ARTICLE I

OFFICES

SECTION 1. *Registered Office.* The registered office of General Dynamics Corporation (hereinafter called the Corporation) in the State of Delaware shall be at 1209 Orange Street, Wilmington, New Castle County, 19801. The registered agent of the Corporation in Delaware is The Corporation Trust Company.

SECTION 2. *Other Offices.* The Corporation may have such other offices in such places, either within or without the State of Delaware, as the Board of Directors of the Corporation (hereinafter called the Board) may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 1. *Annual Meetings.* The annual meeting of the stockholders of the Corporation for the election of directors and for the transaction of any other proper business shall be held on such date and at such time as shall be designated by resolution of the Board from time to time.

SECTION 2. *Special Meetings.* (a) A special meeting of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board or by the Board, but a special meeting may not be called by any other person or persons. Subject to Section 2(b), a special meeting of stockholders shall be called by the Board upon the receipt by the Secretary of the Corporation of a written request for a special meeting of stockholders (a "Special Meeting Request") by one stockholder of record owning at least ten percent (10%) or one or more stockholders of record of shares representing in the aggregate at least twenty-five percent (25%) in each case of the combined voting power of the then outstanding shares of all classes and series of capital stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting, voting as a single class. In determining whether Special Meeting Requests have met the requirements of this Section 2, multiple Special Meeting Requests will not be considered together if they relate to different items of business. Additionally, in order to be valid, all Special Meeting Requests must have been dated and delivered to the Secretary within sixty (60) days of the earliest dated Special Meeting Request. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

(b) *Stockholder Requested Special Meetings.* A Special Meeting Request shall be signed by each stockholder, or duly authorized agent, requesting the special meeting and shall set forth: (i) a brief description of each matter of business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), (iii) any material interest of each stockholder in the business desired to be brought before the special meeting, (iv) the name and address, as they appear on the Corporation's books, of each stockholder requesting the special meeting, (v) the class and number of shares of the Corporation which are owned by each stockholder requesting the special meeting, and (vi) any other information that is required to be set forth in a stockholder's notice required pursuant to Section 11(b) of Article II of these Bylaws and, if the purpose of the special meeting includes the appointment or election of one or more directors to the Board, Section 10(a)(ii) of Article II of these Bylaws.

A stockholder may revoke a Special Meeting Request at any time prior to the special meeting; provided however, that if any such revocations are received by the Secretary and, as a result of such revocation, the number of un-revoked Special Meeting Requests no longer represents at least the requisite number of shares entitling the stockholders to request the calling of a special meeting pursuant to Section 2(a), then the Board shall have the discretion to determine whether or not to proceed with the special meeting. If none of the stockholders who submitted the Special Meeting Request appear or send a qualified representative (as defined in Section 10(a)(ii) of Article II of these Bylaws) to present the proposal(s) or business submitted by the stockholders for consideration at the special meeting, such proposal(s) or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such stockholder(s).

A Special Meeting Request shall not be valid (and the Board shall have no obligation to call a special meeting in respect of such Special Meeting Request) if it relates to an item of business that is not a proper subject for stockholder action under applicable law.

The Board shall determine the place, if any, and fix the date and time, of any stockholder requested special meeting. The Board may submit its own proposal or proposals for consideration at a stockholder requested special meeting.

SECTION 3. *Place of Meeting.* All meetings of the stockholders shall be held at such place, within or without the State of Delaware, or at no place (but rather by means of remote communication) as shall from time to time be designated by the Board.

SECTION 4. *Notice of Meetings.* Except as otherwise expressly required by statute, the Certificate of Incorporation or these Bylaws, notice of each meeting of the stockholders shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting, by delivering a written notice thereof to each stockholder personally, by a method of electronic transmission consented to by the stockholder to whom the